FORM C Electronic Signature on Behalf of Compassion Massage Therapeutic Clinic LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Compassion Massage Therapeutic Clinic LLC

TIN: 46-2148567

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Fiscal Year End (mm/dd) 12/31

By:



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Signature
Owner & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CEO

Catheine Thibault
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Print Name
CEO



_____
Signature
CEO

10 | 31 | 2017
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Date

PRINCIPAL FINANCIAL OFFICER/TREASURER

Justin Thibault

Print Name
Principal Financial Officer/Treasurer

Just Thibault

Signature
Principal Financial Officer/Treasurer

10/30/2017

Date

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

Justin Thibault

Print Name
Principal Accounting Officer/Comptroller

Just Thibault

Signature
Principal Accounting Officer/Comptroller

10/30/2017

Date

Certification of a majority of the Board of Directors:

Catheine Thibault

Print Name

Signature

10.31.2017

Date